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                                                                       Exhibit 9


                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

-----------------------------------------x
TAAM Associates, Inc.                         :
                   Plaintiff,                 :
   v.                                         :
R. JACK DeCRANE, R.G. MACDONALD,              :
CHARLES H. BECKER, ROBERT A. RANKIN,          :        C.A. NO. 16551-NC
ROGER L. KELLER, JAMES R. BERMAN,             :
PAUL H. CASCIO, MITCHELL I. QUAIN,            :
JONATHAN A. SWEEMER, DeCRANE                  :
AIRCRAFT HOLDINGS, INC., DONALDSON            :
LUFKIN JENRETTE INC. AND DeCRANE              :
ACQUISITION CO.                               :
                   Defendants.                :
-----------------------------------------x

                         AMENDED CLASS ACTION COMPLAINT


Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

1. Plaintiff has been the owner of the common stock of DeCrane Aircraft Holdings, Inc. ("DeCrane Aircraft" or the "Company") since prior to the transaction herein complained of and continuously to date.

2. Defendant DeCrane Aircraft is a corporation duly organized and existing under the laws of the State of Delaware. The Company is a leader in the manufacturing and integration of avionics components primarily for the commercial aircraft market, with the balance for the corporate, military and regional airplane sectors.



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3.       Defendant Donaldson, Lufkin & Jenrette ("DLJ") is a Delaware
corporation based in New York, New York and is a leading integrated investment and merchant bank servicing institutional corporate, governmental individual clients.

4. Defendant DeCrane Acquisition Co. ("DeCrane Acquisition") is a Delaware corporation and is owned or controlled by defendant DLJ and/or its affiliates.

5. Defendant R. Jack DeCrane, the founder of the Company, is Chairman of the Company's Board of Directors.

6. Defendant R.G. MacDonald is Vice Chairman of t he Company's Board of Directors and was President of the Company from April 1993 to December 1996.

7. Defendant Charles H. Becker is President, Chief Operating Officer and Director of the Company.

8. Defendant Robert A. Rankin is Chief Financial Officer and a Director of the Company.

9. Defendant Roger L. Keller is Group Vice President of Systems and a Director of the Company.

10. Defendant James R. Bergman, is one of the founders and a Director of the Company and is the nominee of DSV Partners IV, which owns 6.5% of the Company's outstanding stock.

11. Defendant Paul H. Cascio is a Director of the Company and is general partner of Brantley Venture Partners II, L.P., which owns or controls 6.5% of the Company's outstanding common stock.

12. Defendant Jonathan A. Sweemer is the nominee of Nassau Capital Partners, L.P., which owns or controls 11.6% of the Company's outstanding common stock.

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13.      Defendant Mitchell I. Quain is a Director of the Company.

14. The Individual Defendants, who collectively own approximately 22.5% of the Company's outstanding common stock, are in a fiduciary relationship with Plaintiff and the other public stockholders of DeCrane Aircraft and owe them the highest obligations of good faith and fair dealing.

                             CLASS ACTION ALLEGATIONS

15. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

16.      This action is properly maintainable as a class action because:

(a) The class is so numerous that joinder of all members is impracticable. As of May 11, 1998, there were approximately 1,524,740 shares of DeCrane Aircraft common stock outstanding owned by hundreds, if not thousands, or record and beneficial, holders,

(b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are


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typical of the claims of other members of the class and plaintiff has the same interest as the other members of the class. Plaintiff will fairly and adequately represent the class.

(d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class of a whole.

(e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS
                                   BACKGROUND

17. DeCrane Aircraft's recent operating results have been exceptional. In a press release dated March 3,1998 announcing its results for the fourth quarter and year ended December 31, 1997, the Company reported that fourth quarter revenue increased 27.1% and pro forma earnings per share had increased 57.9% over the same period in the prior year. For the year, the Company reported that revenues advanced 67.3% and pro forma earnings per share rose 120%. The Company has continued to produce strong revenue and earnings growth this year. For the first quarter ending March 31, 1998, the Company reported that revenues advanced 11.5% to $29.1 million from $26.1 million for the first quarter of 1997. Gross profit improved 49.5% to $9 million from $6 million over the first quarter in the prior year, while the Company's gross margins continued to improve to 30.9% percent from 23% in the prior period. Significantly, the Company's


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net income for the first quarter of 1998 increased 168.4% to $1.7 million from
$0.6 million in the same period in the prior year. Defendant DeCrane commented that "our acquisition strategy together with our overall business approach of carefully focusing on product and service niches we can dominate is working. We remain on course to deliver strong results for the balance of the year."

18. Despite these spectacular results, DeCrane Aircraft's stock price has languished. Given the Company's strong financial performance, its prospects for future growth and expansion are substantial, and the intrinsic value of DeCrane Aircraft is far greater then that reflected in the market price of DeCrane Aircraft's stock.

                      DLJ Acts to Acquire DeCrane Aircraft

19. On July 17, 1998, defendants DeCrane Aircraft and DLJ announced that DeCrane Aircraft and an affiliate of DLJ Merchant Banking Partners II, DeCrane Acquisition Co., a Delaware corporation ("DeCrane Acquisition"), had entered into a definitive merger agreement pursuant to which DeCrane Acquisition will acquire DeCrane Aircraft in a transaction valued at approximately $173 million. DLJ Merchant Banking Partners II, is controlled by defendant DLJ.

20. On or about July 22, 1998, DeCrane Acquisition commenced a cash tender offer for all of the Company's outstanding common shares at $23 per share by filing an Offer to Purchase on Schedule 14D-1 (the "14D-1) with the United States Securities and Exchange Commission ("SEC"). On the same day, the Individual Defendants caused DeCrane Aircraft to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the "14D-9"). The two filings purported to describe, inter alia, the merger transaction, the history of the negotiations between the companies, the opinion of DeCrane Aircraft's financial advisor and


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certain other purportedly relevant information. The 14D-9 was apparently mailed to DeCrane Aircraft shareholders shortly after dissemination of the 14D-1.

The 14D-9 Fails to Disclose Material Information

A.       The Equity Participation Of Management
         Following The Tender Offer is Not Disclosed

21. The 14D-9 fails to disclose material information necessary for DeCrane Aircraft shareholders to make an informed decision. For example, buried within the 14D-1 is the statement "It is DLJMB's [DLJ Merchant Banking Partners II, L.P.] intention to afford certain key members of the Company's management the opportunity to purchase an equity participation in Parent [DeCrane Holdings Co]," which is owned and controlled by DLJ and its affiliates. The 14D-1 also states "No agreement has been entered into between DLJMB, Parent or Purchaser, on the one hand, and management of the Company, on the other, regarding such equity participation, and no discussions or negotiations regarding such equity participation are currently anticipated to occur during the pendency of the Offer." The 14D-9, however, is completely silent with respect to the proposed "equity participation" of senior management in the successor company once DeCrane Aircraft's public shareholders have been eliminated. The 14D-9 fails to disclose the identities of the "certain key members of the Company's management" who will be granted the right to equity participation in the successor company, and whether any of these "key members" are also directors upon whose recommendation to accept the tender offer stockholders are being asked to rely. Presumably, there were discussions between defendant DLJ and senior management prior to the execution of the merger agreement regarding the equity participation of senior management in the successor company. However, the 14D-9 fails to disclose what the substance of these discussions was and when and on what terms senior management will be


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permitted to reassert their ownership interests in the Company. Absent this information, DeCrane Aircraft's public shareholders are unable to make an informed decision about the fairness and adequacy of the proposed buy-out at $23 per share.

B.       The Failure To Shop The Company

22. The 14D-9 fails to disclose the efforts, if any, of the DeCrane Aircraft Board to comply with their fiduciary duties to solicit indications of interest or competing bids from third parties in this change-of-control transaction. On July 15, 1998, a mere two days before the merger agreement was executed, the Board of Directors "broadened the scope of the authority of the Special Committee to consider acquisition proposals and strategic alternatives in addition to a business combination with DLJ. However, it is not disclosed whether this expanded mandate authorized the Special Committee or its financial advisor to actively solicit, and not merely "consider", competing bids for the Company and if it did, what the results of these efforts were. Additionally, if the Special Committee and/or its financial advisor were not authorized to solicit competing bids, the 14D-9 fails to provide any explanation or rationale for this apparent failure to explore other strategic alternatives.

23. Additionally, the 14D-9 discloses that, after defendants announced the proposed acquisition, the Company received an indication of interest from another potential acquiror. However, no information is provided concerning the terms of this alternative acquisition, who made the proposal, or the extent to which it was pursued. Considering the apparent failure of the Board to actively pursue strategic alternatives, such an omission as inexcusable.


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24.      Attached to the 14D-9 is a letter dated July 21, 1998, from Warburg
Dillon Reed ("Warburg"), the Special Committee's financial advisor, to the Company's Board of Directors (the "fairness opinion") opining that the proposed transaction is fair to DeCrane Aircraft's public shareholders from a financial point of view. The fairness opinion states "You have not asked us to solicit or otherwise evaluate any other offers that may be available to the Company."

25. Given the lack of information provided concerning the potential value to be received in competing bids, investors are unable to consider the proposed acquisition on an informed basis because they have no way of knowing if the proposed acquisition price is low in relation to what DeCrane Aircraft could receive in an open market auction or, at the very least, by soliciting other bids. Defendants fail to disclose the Company's purported rationale in directing its financial advisor not to conduct a formal auction and not to solicit competing bids for DeCrane Aircraft.

C.       The Absence of Current Financial
         Information or Detailed Projections


26. The 14D-1 contains historical information concerning the Company only through the three months ended March 31, 1997. The failure to provide more recent financial information on which the Company's shareholders can base a decision whether to tender or not is inexcusable. DeCrane Aircraft shareholders are being asked to make an irrevocable decision regarding their investment in DeCrane Aircraft on the basis of incomplete information and the 14D-9, by omitting any financial information concerning the Company, fails to cure this omission.


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27.      The 14D-1 discloses that DeCrane Aircraft provided defendant DLJ and its representatives with financial projections. The 14D- 1, however, merely provides a bare-bones summary of these projections. Moreover, this omission is not cured by the 14D-9 which contains no information at all regarding the Company's projections and prospects, despite the fact that these projections were provided to DLJ and its affiliates. This information is vital to the ability of DeCrane Aircraft's public shareholders to evaluate the $23 per share buyout price properly.

D.       The Incomplete Description Of the
         Banker's Financial Analyses

28. The fairness opinion recites a litany of various documents relied on by Warburg in rendering the fairness opinion, including "certain internal financial information and other data relating to the business and prospects of the Company, including financial estimates, that were provided to us by the Company and are not publicly available, [and] certain internal financial information and other data relating to the business, including financial estimates that were provided to us by the management of the Company and are not publicly available." Yet none of this information is provided to shareholders or accounted for in the fairness opinion.

29. Neither the 14D-9 nor the fairness opinion contains a discussion of the various financial analysis presumably performed by Warburg. The 14D-9 and the fairness opinion are silent with respect to what valuation methodologies were employed by Warburg in rendering its fairness opinion so that shareholders cannot determine whether there was any deviation from standard investment banking practices. Accordingly, DeCrane Aircraft shareholders cannot determine from these materials what the intrinsic value of the shares is and why the proposed acquisition by DLJ is preferable to other alternatives or is fair.


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The Termination Fee Provisions Are Coercive

30. In order to assure success for the DLJ acquisition and thereby trigger the acceleration of options described below which confers windfall profits on certain of the Individual Defendants, the Individual Defendants have agreed to termination provisions that would render it prohibitively expensive for anyone else to acquire the Company.

31. According to the 14D-1, the merger agreement provides that i: DeCrane Aircraft terminates the merger agreement, and/or accepts a superior acquisition proposal from a third party within one year, then the Company shall pay to DLJ a termination fee of $6.9 million. The Company must also reimburse DLJ for the expenses it incurs, up to $4.25 million. Accordingly, the Company is obligated to pay u to $11.15 million in termination fees and expenses, representing approximately 6.5% of the total acquisition price, if a superior proposal is accepted.

32. As structured, the termination fee provisions, representing 6.5%o f the acquisition price, impose unreasonably severe financial costs on a competing bidder for control of DeCrane Aircraft thus discouraging and penalizing any buy-out proposal which would enhance or maximize shareholder value, including the competing proposal the Company received since announcing the proposed acquisition by DLJ.

      The Individual Defendants Have Substantial Conflicts With The Class

33. The merger agreement creates disabling conflicts of interest by conferring extraordinary benefits on certain of the Individual Defendants. Pursuant to the merger agreement, all stock options, whether or not then vested or exercisable, will be cancelled and the holder thereof will be entitled to a lump sum cash payment equal to the excess of $23.00 per


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share over the exercise price of the option multiplied by the number of shares available to be purchased under the options. Accordingly, defendants DeCrane, MacDonald, Becker, Rankin and Keller will receive $3,958,967, $1,364,244, $1,100,064, $1,101,683 and $989,332, respectively, if the proposed merger is completed.

34. The Special Committee was comprised of defendants Bergman, Cascio and Quain. Defendants Bergman and Cascio are the nominees of the venture capital funds DSV Partners IV ("DSV") and Brantley Venture Partners II, L.P. ("Brantley"). Defendants Berman and Cascio are also the general partners of these venture capital limited partnership interests, which obtained their shares of DeCrane Aircraft prior to and at prices substantially below the $12 per share price in the Company's initial public offering in April 1997. Accordingly, defendants Bergman and Cascio have substantial conflicts of interest with the public shareholders of DeCrane Aircraft. As general partners of DSV and Brantley, defendants Bergman and Cascio are obligated to achieve an acceptable rate of return for those limited partnerships and to liquidate that investment once the rate of return is realized, an objective which can be realized through the acquisition by DLJ. The obligations of defendants Bergman and Cascio to DSV and Brantley and their investors may conflict with their fiduciary obligations as directors of DeCrane Aircraft to enhance and protect the interest of the Company's public shareholders.

Defendants Have Failed To Maximize Shareholder Value

35. By entering into the agreement with DLJ, the DeCrane Aircraft Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full


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and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the DeCrane Aircraft shareholders.

36. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of DeCrane Aircraft's highest transactional value.

37. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of DeCrane Aircraft. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to DeCrane Aircraft's public shareholders.

38. The Individual Defendants have violated their fiduciary duties to the public shareholders of DeCrane Aircraft and agreed to the proposed transaction in order to maintain and enhance their own substantial positions and perquisites. Indeed, the joint press release announcing the proposed transaction stated: Thomspon Dean, Managing Partner of DLJ Merchant Banking Partners II, said, "We are excited to invest in a company with such rapid growth prospects and industry leading products. We look forward to providing management with the capital to aggressively grow these businesses through both internal investment and acquisitions." (emphasis added).

39. The proposed bid is a attempt by defendants to benefit themselves from the transaction at the expense of DeCrane Aircraft's public stockholders. The proposed plan will, for inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of DeCrane Aircraft and its valuable assets, while


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permitting DLJ and certain members of the Company's management to reap huge benefits from the transaction.

40. The Individual Defendants' fiduciary obligations under these circumstances require them to:

(a) Undertake an appropriate evaluation of DeCrane Aircraft's net worth as merger/acquisition candidate; and

(b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for DeCrane Aircraft's public shareholders.

41. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to be acquired by DLJ without making the requisite effort to obtain the best offer possible.

42. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of DeCrane Aircraft's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of DeCrane Aircraft common stock.

43. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

(a) The intrinsic value of DeCrane Aircraft's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

(b) The merger price is not the result of an appropriate consideration of the value of DeCrane Aircraft because the DeCrane Aircraft Board approved the proposed


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merger without undertaking steps to accurately ascertain DeCrane Aircraft's value through open bidding or at least a "market check mechanism;" and

(c) By entering into the agreement with DLJ, the Individual Defendants have allowed the price of DeCrane Aircraft stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of DeCrane Aircraft stock.

44. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

                            DLJ I An Aider And Abettor

45. Defendant DLJ has knowingly aided and abetted the breaches of fiduciary duty committed by the other defendants to the detriment of DeCrane Aircraft's public shareholders. Indeed, the proposed merger could not take place without the active participation of DLJ. DLJ has agreed to the structure of the transaction and to maintain and enhance the positions and compensation of the Individual Defendants in the successor company to assure their agreement and cooperation in and to a transaction which will not maximize value for the Company's public shareholders. DLJ has so agreed to enable it and its affiliates to acquire the Company at the lowest possible price. Furthermore, DLJ and its affiliates are the intended beneficiaries of the wrongs complained of and would be unjustly enriched absent relief in this action.;

46.     Plaintiff and other members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff and members of the Class demand judgment against defendants as follows:


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A.       Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

B. Preliminarily and permanently enjoining defendants and their counsel, agents, emp0loyees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

C. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

D. Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

E. Awarding plaintiff its costs and disbursements and reasonable allowances for fees of plaintiff's counsel and experts and reimbursement of expenses; and

F. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.



                                            ROSENTHAL, MONHAIT, GROSS & GODDESS,
                                            P.A.


                                        By:    /s/
                                           -------------------------------------
                                            Suite 1401, Mellon Bank Center
                                            P.O. Box 1070
                                            Wilmington, Delaware  19899-1070
                                            (302) 656-4433
                                            Attorneys for Plaintiff


OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York NY  1016
(212) 779-1414
July 24, 1998

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